UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25
NOTICE OF LATE FILING

☒	Form 10-KSB	☐	Form 2-F	☐	Form 11-K	☐	Form 10Q	☐	Form 10QSB	☐	Form N-SAR

For the period ended: June 30, 2002

PART I

CityXpress Corp
Name of Registrant

Florida	98-0232838
State of Incorporation	IRS Employer Identification No.

1727 West Broadway, Suite 200, Vancouver, BC V6J 4S5
(Address of Principal Executive Offices)

(604) 638-3811
(Registrant’s Telephone Number, Including Area Code)

PART II – RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense.

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

☐	(c) The accountant’s statement or other exhibit required by Rule 12B-25 (c) has been attached if applicable.

PART III – NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant has been unable to complete the preparation of its annual report due to delays in gathering information required to complete the preparation of its annual financial statements, and delays resulting from the change in the registrant’s independent accountants.

(1)     Name and telephone number of person to contact in regard to this notification

Ken Bradley (Name)	(604)638-3811 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify report(s).

Yes   ☒    No   ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes   ☒    No   ☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CityXpress Corp
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned therein to duly authorized.

Date: September 27, 2002	By:	/s/ Ken Bradley

Ken Bradley, Chief Operating Officer and CFO

     INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath in the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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